OMV Investor News

March 11, 2008

OMV awarded one additional exploration license in Norway

- Position in E&P core region Northwest Europe strengthened
- OMV now has a total of five offshore licenses in Norway
- Portfolio expansion in line with the Group's growth strategy

Today, OMV, the leading oil and gas group in Central Europe, has been awarded one additional offshore exploration license in Norway. The new license is located in the Norwegian Sea in high quality exploration acreage, and will be operated by OMV (Norge) AS. The license was awarded by the Norwegian Ministry of Petroleum and Energy in the course of the APA (Awards in Predefined Areas) 2007 round. The expansion of OMV´s activities in the core region Northwest Europe is in line with OMV's growth strategy.

Helmut Langanger, OMV Executive Board member, responsible for Exploration and Production, stated: "With our new exploration license we are well on track to build a strong position as exploration operator in Norway. The step by step expansion of our portfolio in Norway strengthens our E&P position in this core region."

Position in Norway strengthened

OMV opened an office in Oslo in March 2006 and has moved to Stavanger in August 2007. Two licenses (PL 430, PL 439) were awarded to OMV early 2007 and further two licenses (PL 449, PL 445) in June 2007. The recently awarded license PL 471 in the Norwegian Sea will be operated by OMV (50%) with Sagex Petroleum Norge AS (50%) as a partner. All the licenses are located in prospective areas.

Balanced international E&P portfolio

OMV holds a balanced international E&P portfolio in 21 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production volume is approximately 321,000 boe/d, and the company's reserves at the end of 2007 were approximately 1.2 bn boe.

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Background information:

OMV share in the awarded blocks PL 471:
Norwegian Sea (Blocks 6407/2 & 5 (parts))

OMV (Norge) AS, operator	50%
Sagex Petroleum Norge AS	50%

OMV in Norway
OMV (Norge) AS is a wholly owned subsidiary of OMV Exploration & Production GmbH, established in 2005 and headquartered in Stavanger. OMV (Norge) AS has currently interests in five licenses: two in the Barents Sea, one in the North Sea and two in the Norwegian Sea.

OMV Aktiengesellschaft
With Group sales of EUR 20.04 bn and a workforce of 33,665 employees in 2007, as well as market capitalization of approximately EUR 13 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.22 bn boe, a production of around 321,000 boe/d and an annual refining capacity of 26.4 mn t, OMV is the largest oil and gas group in Central Europe. OMV now has 2,538 filling stations in 13 countries, resulting in a market share of 20% of the group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P) OMV is active in 21 countries in six core regions. OMV sells more than 13 bcm gas per year. OMV's Austrian gas hub Baumgarten annually transports approximately 52 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. As of year-end 2007, OMV holds a 36% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the refining network Bayernoil and approximately 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 39.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

Internet Homepage: www.omv.com

Next result announcement: January – March and Q1 2008 on May 7, 2008

END

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